SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated June 29, 2005 re. The signature of strategic partnership between France Telecom and Microsoft.

Paris, June 29, 2005

France Telecom and Microsoft in strategic partnership to jointly develop multimedia services for both businesses and consumers

Today, France Telecom and Microsoft announced the signature of a partnership agreement for the joint development of multimedia products and services. This strategic partnership between two key innovators, the leading integrated operator and the world’s number one software provider will produce interactive services on increasingly intelligent and interconnected terminals, as well as products and services enabling genuine fixed-mobile convergence, for end users – both businesses and consumers.

The first two projects within this partnership will be unveiled at a press conference on July 6, 2005 in the presence of Steve Ballmer, Chief Executive Officer of Microsoft, and Didier Lombard, Chairman and Chief Executive Officer of France Telecom.

The first project involves joint development work in the mobile field, while the second will produce innovative broadband services. This agreement focuses on:

•	The sharing of development efforts

•	The sharing of intellectual property resulting from the partnership

By sealing this partnership, France Telecom is pursuing its integrated operator strategy focusing on the development of new and innovative integrated services for its customers, regardless of their access network. It also reflects the major commitment by the France Telecom Group, alongside a leading player in the sector, to multiply resources, share expertise and offer end customers the best possible services.

For Microsoft and France Telecom, this partnership leverages their long-standing cooperation, which enabled in particular the launch of the first “Smartphone” on the market under the Orange brand and the Microsoft mobile Windows division.

In the current competitive environment, France Telecom and Microsoft consider that it is necessary to develop new types of relations between the two leading businesses in the telecommunications and software sectors, in order to face the challenges of growing competition and the convergence of the telecommunications, information technology and multimedia industries to prepare the services of tomorrow.

About Microsoft

Founded in 1975, Microsoft (NASDAQ: MSFT) is a worldwide leader in software for personal and business computing. The company offers a wide range of products and services for business and personal use, each designed with the mission of making it easier and more enjoyable for people to take advantage of the full power of personal computing at any time and from any place, using the digital tool of their choice connected up to the Internet.

Created in 1983, Microsoft France employs 900 people. Since January 31, 2005, the company has been chaired by Eric Boustouller.

Microsoft press contacts:

Corinne Got-Camard: +33 1 69 86 45 37

Julie Paillard - Euro RSCG: +33 6 62 11 38 43

About France Telecom

France Telecom is one of the world’s leading telecommunications carriers, with more than 126 million customers on the five continents (220 countries and territories) at March 31, 2005 and consolidated revenues of 46.16 billion euros for 2004 (under IFRS GAAP). In Q1 2005, consolidated revenues totaled 11.62 billion euros (under IFRS GAAP). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges

France Telecom press contacts: + 33 1 44 44 93 93

Nilou Du Castel: nilou.ducastel@francetelecom.com

Cathy Excoffier: cathy.excoffier@francetelecom.com

Alain Duquenne: alain.duquenne@francetelecom.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 29, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information